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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

       MedEquity Investors, LLC
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)
      Attn: Robert W. Daly
      16 Laurel Road, Suite 150
--------------------------------------------------------------------------------
                                   (Street)

      Wellesley Hills                MA                               02481
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol MediChem Life Sciences, Inc. (MCLS)
                                             -----------------------------------

3.  I.R.S. or Social Security Number of Reporting Person
    (voluntary)
                --------------

4.  Statement for Month/Year                  10/00
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
    __X_ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          10/31/00   J(4)            657,980        A        $7.00        6,797,395              I          By LLC (1)
------------------------------------------------------------------------------------------------------------------------------------

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

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or Indirect   ship
                               Date     Expira-              Amount or                      at End           (I)           (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Additional Reporting Persons for the Acquisitions of the Common Stock of MediChem Life Sciences, Inc. (MCLS)

                                                                                       Amount of
Name and Address of                 Designated         Transaction      Transaction    Securities
Reporting Person                   Reporter (2)           Date             Code        Acquired       Price
------------------------------------------------------------------------------------------------------------
Robert W. Daly                      MedEquity           10/31/00           J(4)        657,980        $7.00
MedEquity Investors, LLC            Investors,
16 Laurel Road, Suite 150           LLC
Wellesley Hills, MA 02481
------------------------------------------------------------------------------------------------------------
ChaseMedichem Partners, LLC         MedEquity           10/31/00           J(4)        390,244        $7.00
Attn: Robert W. Daly                Investors,
16 Laurel Road, Suite 150           LLC
Wellesley Hills, MA 02481
------------------------------------------------------------------------------------------------------------
Peachtree Medichem Partners, LLC    MedEquity           10/31/00           J(4)        226,706        $7.00
Attn: Robert W. Daly                Investors,
16 Laurel Road, Suite 150           LLC
Wellesley Hills, MA 02481
------------------------------------------------------------------------------------------------------------


                                       Amount of Securities      Ownership Form:      Nature of Indirect
Name and Address of                     Beneficially Owned        Direct (D) or           Beneficial
Reporting Person                          at End of Month          Indirect (I)           Ownership
------------------------------------------------------------------------------------------------------------
Robert W. Daly                             6,797,395                  I                     (3)
MedEquity Investors, LLC
16 Laurel Road, Suite 150
Wellesley Hills, MA 02481
------------------------------------------------------------------------------------------------------------
ChaseMedichem Partners, LLC                4,031,497                   D                     N.A.
Attn: Robert W. Daly
16 Laurel Road, Suite 150
Wellesley Hills, MA 02481
------------------------------------------------------------------------------------------------------------
Peachtree Medichem Partners, LLC           2,342,028                   D                     N.A.
Attn: Robert W. Daly
16 Laurel Road, Suite 150
Wellesley Hills, MA 02481
------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) MedEquity Investors, LLC is the Managing Member of ChaseMedichem Partners, LLC and Peachtree Medichem Partners, LLC, and an affiliate of MedEquity Investors Partners, LLC (the "LLC Shareholders"), which in the aggregate hold 6,797,395 shares of Common Stock following the acquisition of 657,980 shares disclosed in this statement.

(2) The Designated Reporter is executing this report on behalf of itself, Peachtree Medichem Partners, LLC and ChaseMedichem Partners, LLC.

(3) Mr. Daly is the Managing Member of MedEquity Investors, LLC, which may be deemed the beneficial owner of 6,797,395 shares (see Note 1). Mr. Daly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

(4) In connection with the closing of the initial public offering (the "IPO") of MediChem Life Sciences, Inc. ("MCLS"), the LLC Shareholders purchased from the underwriters an aggregate of 657,980 shares of Common Stock at the IPO price of $7.00 per share.

                        MedEquity Investors, LLC

           /s/ Robert W. Daly                November 13, 2000
           -------------------------------  ------------------
           **Signature of Reporting Person        Date

           /s/ Robert W. Daly                November 13, 2000
           -------------------------------  ------------------
           Robert W. Daly                         Date

 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

           If the form is filed by more than one reporting person, see Instruction 4(b)(v).

           Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

     ** Intentional misstatements or omissions of facts constitute Federal
        Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.